

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

Wenxian Fan
Chief Executive Officer
Pony Group Inc.
Engineer Experiment Building, A202
7 Gaoxin South Avenue, Nanshan District,
Shenzhen, Guangdong Province,
People's Republic of China

> **Re: Pony Group Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 23, 2020**
> **File No. 333-234358**

Dear Ms. Fan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2020 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed April 23, 2020

Dilution, page 27

1.   We note your computations of net tangible book value prior to and after the offering include intangible assets. Please revise your disclosures to exclude these amounts from your computations accordingly.

General

2.   We note your response to our prior comment 1. Please address more specifically how COVID-19 has impacted your services, explaining the extents to which you have

reopened your business and demand has returned for your business following your office closure that ended on February 10, 2020. Also expand your disclosure to explain any current travel restrictions between Guangdong Province and Hong Kong. In addition discuss your office shutdown between January 19, 2020 and February 10, 2020 in your Prospectus Summary, for example in a Recent Developments section. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance, available at https://www.sec.gov/corpfin/coronavirus-covid-19.

As a related matter, please further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 in your business.

 You may contact Melissa Gilmore at 202-551-3777 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance